Exhibit 99.6

9 March 2014

SkySQL Corporation Ab
GLOBAL SHARE OPTION PLAN 2014 Rules

1	Definitions

In these Rules the following defined terms shall have the following meaning:

“Board” means the Board of the Directors of the Company;

“Change of Control” means (i) a transfer of all or substantially all Shares to a third party or third parties; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a merger, reorganization or consolidation or other transaction in which the shareholders of the Company after the transaction would possess less than 50% of the shares and votes of the surviving entity, irrespective of the nature of the consideration received;

“Company” means SkySQL Corporation Ab, Business ID FI 2344661-1, a limited company incorporated under the laws of Finland;

“Date of Grant” means the date on which an Option is granted;

“Directors” means the Board or any of its subcommittees duly authorized to resolve on matters set out herein;

"Exercise Condition" means any condition related to the exercise of an Option;

“Exercise Price” means the amount payable for a Share based on an Option expressed in EUR, or any other relevant currency;

“Grantor” means the Company, any Subsidiary, the trustees of an employee benefit trust established by the Company, or any vehicle established for the purposes of the Plan who the Directors request to grant Options;

“Group Company” means the Company and any of its Subsidiaries from time to time;

“Option” means a right granted under the Plan to acquire Shares. On a case by case basis the Directors may decide that an Option means the right to subscribe for or purchase a Warrant, in which case the Directors shall on a case by case basis determine the specific terms and conditions relating to such Warrants. For the avoidance of doubt it is stated that an Option is a contractual arrangement between the Grantor and the Option Holder and does not, unless otherwise explicitly notified on a case-by-case basis, refer to any stock option rights or special rights in accordance with the Finnish Companies Act as in force from time to time;

“Option Holder” means a person holding an Option;

“Option Period” means a period starting on the Date of Grant of an Option and, unless otherwise determined on a case by case basis, ending 10 years after the Date of Grant;

“Plan” means this plan known as “SkySQL Corporation Ab Global Share Option Plan 2014” constituted by this document (including its schedules) and any other relevant document related to the Plan, any of the aforesaid as amended from time to time;

“Rules” means the rules of the Plan as amended from time to time;

“Shares” means shares in the Company as specified from time to time;

“Subsidiary” means a company in which the Company a) holds more than 50% of the voting rights or b) otherwise exercises control in in accordance with Chapter 1, Section 5 of the Finnish Bookkeeping Act;

“Warrant” means an option right or a special right issued by the Company in accordance with the Finnish Companies Act as in force from time to time.

2	Grant of Options

Options are issued by a Grantor based on the decisions of the Directors. Where these Rules provide that the Directors are able to exercise any discretion, such discretion shall be exercised by the Grantor in accordance with any instructions of the Directors from time to time.

When granting new Options, the Grantor shall at the same time determine:

a)	the number of Shares an Option entitles the Option Holder to subscribe for or purchase;
b)	the Exercise Price;
c)	the subscription period(s);
d)	any applicable Exercise Conditions;
e)	any other terms and conditions applicable to the Option

The Option Holder shall not be entitled to require any certificates or other particular evidence of an Option.

All Options are granted and issued free of charge.

An Option Holder may upon the grant of Option elect not to receive the Option by notifying the Board or any other person identified in the grant notice from time to time of such rejection. An Option Holder may additionally elect at any time during the Option Period to unilaterally terminate the Option by a corresponding notice in writing. In any of the aforesaid situations, the Option Holders shall not be entitled to present any claims against the Company for compensation or otherwise.

Unless otherwise explicitly set out herein, neither the Options nor any beneficial or other rights pertaining to the Options may be transferred or assigned without the prior written consent of the Directors. With respect to Option Holders also holding Shares in the Company, the Directors shall duly note the requirements of the Company’s shareholders’ agreement (Section 10) applicable also to the transfer of Options.

3	Exercise

An Option Holder may exercise an Option in accordance with its terms and conditions partially or in full. Any exercise shall be made in writing to the CFO of the Company or any other person duly notified by the Company. Subject to any decision by the Directors, the exercise of an Option shall unless otherwise notified on a case by case basis require:

a)	payment of the Exercise Price in full; and
b)	signature of any other relevant documentation reasonably required by the Company;

Adherence to the Company’s shareholders’ agreement as in force from time to time in a form and manner required by the Company shall be an absolute condition for issuing or transferring Shares to an Option Holder upon exercise of an Option.

The exercise date of an Option (“Exercise Date”) will be the later of:

a)	the date of receipt of the duly signed documents and the payment referred to in the preceding paragraph; and
b)

the date on which the Directors decide that an Exercise Condition relating to the Option has been satisfied or waived by the Company, as the case may be. The Directors must decide about the satisfaction or waiver of an Exercise Condition within 14 days of receiving the duly signed documents and the payment referred to in the preceding paragraph.

If any statute, regulation or code adopted by the Company, prohibits the exercise of Options, the Exercise Date will be the date when the Option Holder is permitted to exercise an Option. However, this paragraph does not extend any period in which an Option is exercisable.

In the event of a Change of Control, the Directors may, in their sole discretion, decide that such an event shall accelerate the vesting periods of the outstanding Options partially or in full and subject to such reasonable terms and conditions as decided by the Directors.

The Company will issue or transfer the Shares relating to a duly exercised Option as soon as practicable after the Option Exercise Date.

New Shares issued on the exercise of an Option will have all rights attached to them as of their registration date. Existing Shares transferred to an Option Holder will have said rights as of the date of transfer.

Any transfer or corresponding tax payable on the issue or transfer of Shares to the Option Holder at exercise will be paid by the Company, up to a maximum of five per cent (5%) of the Exercise Price of said Shares.

Notwithstanding anything to the contrary herein, the Directors may in their sole discretion determine not to transfer or issue Shares upon exercise of an Option, but instead pay to the Option Holder in cash an amount equal to the market value of the Shares (or the Warrants, as the case may be) to be issued or transferred based on the exercise of the Option on the Exercise Date reduced with the Exercise Price of said Option. If the Directors so determine, the Exercise Price shall not be payable, and if already paid, shall be repaid to the Option Holder forthwith, in which cases the payment to the Option Holder shall be reduced with said amount.

4	Termination of Relationship with the Company

Unless specifically otherwise set out below in this Section 4, an Option Holder shall in the event of termination of employment or contract, subject to any Exercise Conditions or decisions by the Directors and during a period of thirty (30) days from the last date of employment or the relevant contractual relationship, be entitled to exercise all Options vested by the last date of employment (or other contract, as the case may be).

If an Option Holder ceases to be an employee of any Group Company for any of the reasons set out below in this paragraph or ceases to have a contractual relationship with any Group Company for reasons (i) and (v) set out below (“Termination”), the Options held by said Option Holder will not lapse but may irrespective of any Exercise Conditions during a period of six (6) months from last date of the employment or the contractual relationship

(“Termination Date”) be exercised to the extent vested by the Termination Date. The reasons are:

(i)	ill-health, injury, disability and redundancy;
(ii)	retirement;
(iii)	early retirement by written agreement with the Option holder’s employer being a Member of the Group;
(iv)

his or her employing company ceasing to be under the control of the Company, or, as a result of a transfer of the undertaking in which the Option holder works, transfer to a company which is neither under the control of the Company nor a Member of the Group;

(v)	any other reason specified by the Directors in their absolute discretion.

If an Option Holder despite termination of employment or contract with a Group Company continues to have any other employment or contractual relationship with any Group Company, the two preceding paragraphs shall not be applied.

If an Option Holder dies, his or her Options may irrespective of any Exercise Conditions during a period of twelve (12) months from last date of the employment or the contractual relationship be exercised by the deceased’s estate or heirs to the extent vested by the last date of the employment or the contractual relationship, after which the Options shall become null and void.

Where the Option Holder is deprived of the legal or beneficial ownership of an Option by operation of law, or due to any action or omission on behalf of the Option Holder, said Option shall automatically become null and void.

Any person who ceases to be an employee of any Group Company because of cancellation or termination of employment (however caused) or who is under notice of termination will in no circumstances be entitled to claim any compensation in respect of the Plan, including but not limited to the application of tax laws or the application of tax policies maintained by any Group Company.

5	Amendments

Subject to any resolutions of the Company’s shareholders relating to the Plan, the Directors are entitled to amend the Plan in their sole discretion from time to time.

Option Holders affected by any amendments will be notified thereof without undue delay.

6	Corporate Actions

The Directors shall monitor all corporate actions of the Company with a possible material impact on the Options from time to time (such as a share split, demerger, bonus issue, liquidation, dissolution etc.) and in its sole discretion decide on or recommend to the Company’s shareholders to decide on measures to amend the Plan and/or the Options correspondingly.

7	Miscellaneous

Any notice pursuant to the Plan may be delivered by post or email to the relevant address of an Option Holder according to the records of any relevant Group Company or such other address, which the Company considers appropriate. Notices or other documents sent by post shall be deemed to be received five (5) days following the date of dispatch. Notices or other documents sent by email shall be deemed to be received on the date of dispatch.

The decision of the Directors on the interpretation of the Rules or the Plan will be final and conclusive.

Each Grantor will be responsible for a part of all costs relating to the Plan in proportion to the Options granted by said Grantor.

The Company and any Subsidiary may establish and/or fund a trustee of a trust, a Special Purpose Vehicle (“SPV”) or any other person to enable that trustee, SPV or person to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by local law.

The Company or any Grantor may withhold any amount and make any such arrangements, including but not limited to the sale or reduction in number of any Options or Shares on behalf of an Option holder, as it considers necessary to meet any liability to taxation or social security contributions so far as is possible under local law in respect of Options granted to the Option Holder pursuant to this Plan.

In the event of any discrepancies between the Plan and the Company’s shareholders’ agreement as in force from time to time, the provisions of the shareholders’ agreement shall prevail. Option Holders also holding Shares shall notice that the shareholders’ agreement contains provisions relating to the Options applicable only to holders of both Shares and Options in the Company.

8	Governing Law and Dispute Resolution

This Plan and all matters arising out of or in connection with the Plan, including the contractual Options, shall be interpreted, construed and governed exclusively in accordance with the laws of Finland without reference to its choice of law rules.

Should any provision of this Plan be in conflict with a mandatory provision of the Finnish Companies Act (624/2006, as amended) or any other mandatory act, regulation or provision of Finnish law, such mandatory provision shall prevail and the relevant provision of this Plan shall be set aside or amended accordingly and shall not be binding on or incur any liability for the Company or any Member of the Group.

In the event no settlement can be reached by means of negotiations, any dispute, controversy or claim arising out of or relating to the Plan, or the breach, termination or validity thereof shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The arbitration tribunal shall consist of one arbitrator. The arbitration shall take place in Helsinki, Finland. The arbitration shall be conducted and the arbitration award shall be given in the English language.